UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

[NOTICE: This notice is a translation of the Japanese language original for convenience purposes only, and in the event of any discrepancy, the Japanese language original shall prevail.]

June 27, 2008

NOTICE OF RESOLUTION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are herby notified that the matters below were reported and resolved at the 3rd Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. (the “Company”), which was held today.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.
Nobuo Kuroyanagi
President & CEO
7-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo

PARTICULARS

Matters Reported:

Report on the Business Report, the Financial Statements, the Consolidated Financial Statements for the 3rd Fiscal Year (from April 1, 2007 to March 31, 2008), and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors was made.

Matters Resolved:

First Item of Business	Appropriation of Surplus

This item was approved and resolved as originally proposed. The year-end dividends for Ordinary Shares for the year under review were decided at ¥7 per share (the dividends for the year under review, including the interim dividends, were decided at ¥14 per share). The year-end preferred dividends for Preferred Shares for the year under review were decided at: for Class 3 Preferred Shares, the prescribed amount of ¥30 per share (the dividends for the year under review, including the interim dividends, were decided at the prescribed amount of ¥60 per share); for Class 8 Preferred Shares, the prescribed amount of ¥7.95 per share (the dividends for the year under review, including the interim dividends, were decided at the prescribed amount of ¥15.90 per share); for Class 11 Preferred Shares, the prescribed amount of ¥2.65 per share (the dividends for the year under review, including the interim dividends, were decided at the prescribed amount of ¥5.30 per share); and for Class 12 Preferred Shares, the prescribed amount of ¥5.75 per share (the dividends for the year under review, including the interim dividends, were decided at the prescribed amount of ¥11.50 per share). The date on which such appropriation of surplus becomes effective was decided to be June 27, 2008.

Second Item of Business	Election of 17 (seventeen) Directors

Messrs. Ryosuke Tamakoshi, Haruya Uehara, Nobuo Kuroyanagi, Toshihide Mizuno, Hiroshi Saito, Shintaro Yasuda, Katsunori Nagayasu, Fumiyuki Akikusa, Nobuyuki Hirano, Iwao Okijima, Akio Harada and Takuma Otoshi were reelected and reappointed as Directors, and Messrs. Kyota Omori, Saburo Sano, Kazuo Takeuchi, Kinya Okauchi and Kaoru Wachi were newly elected and appointed as Directors.

Messrs. Iwao Okijima, Akio Harada and Takuma Otoshi meet the requirements for outside directors set out in Article 2, Item 15 of the Company Law.

Third Item of Business	Establishment of the Amount of Remuneration, etc. to be Paid as Bonus to Directors

This item was approved and resolved as originally proposed. The description of resolutions on this Item of Business is as stated below.

It was resolved at the ordinary general meeting of shareholders of the Company held on June 28, 2007 that (1) the amount of annual remuneration for Directors shall not exceed ¥480 million per year (including an amount of up to ¥50 million in aggregate per year for Outside Directors), and (2) the amount of remuneration, etc. regarding stock acquisition rights as stock options to Directors shall not exceed ¥240 million per year (including an amount of up to ¥20 million in aggregate per year for Outside Directors). Those figures have remained the same ever since.

Approval was given for the Company to, in addition to the existing remuneration, etc. mentioned in (1) and (2) above, newly establish that the amount of remuneration, etc. to be paid as bonuses to Directors other than Outside Directors for the third Fiscal Year and thereafter be up to ¥240 million per year.

The bonuses to be paid to Directors who are also employees of the Company shall not include the bonuses to be paid to such Directors in such Directors’ capacity as employees of the Company.

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